Exhibit 99.3

Execution Version

Private and Confidential

INTERXION HOLDING N.V.

a public limited liability company (naamloze vennootschap), incorporated under the laws of The Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, The Netherlands and its address at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, registered with the Trade Register of the Chamber of Commerce under registration number 33301892 (the “Company”)

To:	BARCLAYS BANK PLC (the “Agent”)

Address:	7th Floor, 5 The North Colonnade, Canary Wharf, London, E14 4BB
Attention:	Head of European Loan Agency
Fax:	+44 (0)20 7773 4893

Dated:	09 April 2014

Dear Sirs

We refer to:

(a)	the EUR 100,000,000 senior multicurrency revolving facility agreement dated 17 June 2013 between, among others, the Company, ABN Amro Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Banc of America Securities Limited as Arrangers and the Agent (the “Facility Agreement”); and

(b)	the intercreditor agreement dated 3 July 2013 and as amended on 17 December 2013 between, among others, the Company, the Agent as Revolving Agent (as defined therein) and The Bank of New York Mellon, London Branch as Original Senior Secured Notes Trustee (as defined therein) (the “Intercreditor Agreement”).

Unless otherwise defined in this letter or the context otherwise requires, words and phrases defined in the Amended Facility Agreement (as defined below) shall bear the same meaning in this letter.

The Company and the Agent designate this letter as a Finance Document.

1.	BACKGROUND

The Company, on its own behalf and on behalf of the other Obligors pursuant to Clause 2.4 (Obligors’ Agent) of the Facility Agreement, is seeking the agreement of the Majority Lenders to certain consents and amendments pursuant to Clause 38.1 (Required consents) of the Facility Agreement and Clause 9.2 (Additional Senior Secured Notes) of the Intercreditor Agreement (as applicable) as set out in paragraph 3 (Requested Consent) below.

2.	ADDITIONAL DEFINITIONS

In this letter:

“Amended Facility Agreement” means the Facility Agreement as amended by this letter from the Effective Date.

“Effective Date” means the date on which the Consent becomes effective, being the date on which the Agent confirms to the Company (by countersigning this letter) that the consent of the Majority Lenders to the Consent has been obtained.

“Consent” means the consent and amendments requested in paragraph 3 (Requested Consent) below.

“Consent Response Form” means a consent response form in the form of Schedule 1 (Consent Response Form) to this letter.

“Consent Time” means 5.00 pm (London time) on 14 April 2014 (or such later date and time as the Company may specify by notice in writing to the Agent or may agree with the Agent (acting reasonably).

“Consenting Lender” means each Lender which has provided its irrevocable and unconditional consent to the Consent by signing and returning to the Agent a Consent Response Form prior to the Consent Time.

3.	REQUESTED CONSENT

We are writing to you in your capacity as Agent for your consideration and, if thought fit, agreement by the Majority Lenders by the Consent Time to their approval to the following pursuant to Clause 38.1 (Required consents) of the Facility Agreement and Clause 9.2 (Additional Senior Secured Notes) of the Intercreditor Agreement.

(a)

(i)	Pursuant to Paragraph 1.1 (Limitation on Debt) of Schedule 15 (New York Law Undertakings) of the Facility Agreement and in order to commence certain projects relating to the operations of the Group, the Company wishes to enter into an Additional Senior Secured Debt Instrument (as defined in the Intercreditor Agreement) constituting Additional Senior Secured Notes Liabilities (as defined in the Intercreditor Agreement) in the form of a senior secured term loan of up to EUR 100M (the “Senior Secured Term Loan”) and which Additional Senior Secured Notes Liabilities will rank pari passu with the Original Senior Secured Notes (as defined in the Intercreditor Agreement).

(ii)	Clause 9.2(a)(i) (Additional Senior Secured Notes) of the Intercreditor Agreement, requires, among other things, that such additional indebtedness to be issued in compliance with the Senior Secured Notes Parameters (as defined therein). Among other things, the Senior Secured Notes Parameters require any Additional Senior Secured Notes Liabilities not to have a scheduled repayment or redemption date earlier than the Termination Date at the time of issuance of the Senior Secured Term Loan.

(iii)	The Senior Secured Term Loan is expected to be for an initial term of 12 months from and including the date of the Senior Secured Term Loan with an option to extend up to a further 12 months through one or more extensions (the “Senior Secured Term Loan Termination Date”) and therefore will not comply with the Senior Secured Notes Parameters unless the Majority Lenders consent.

(iv)	Accordingly, in order to permit entry into the Senior Secured Term Loan, we request the Majority Lenders approve and consent to the Senior Secured Term Loan Termination Date.

(b)	Replacing the definition of “Indenture” in paragraph 8 (Certain Definitions) of Schedule 15 (New York Law Undertakings) of the Facility Agreement with the following:

““Indenture” means the indenture between, inter alios, the Company, The Bank of New York Mellon, London Branch as Trustee (as defined therein) and Barclays Bank PLC as Security Trustee (as defined therein) dated as of 3 July 2013 (as may be amended and/or restated, varied or supplemented from time to time).”

(c)	Replacing paragraph (y) of the definition of “Permitted Lien” in paragraph 8 (Certain Definitions) of Schedule 15 (New York Law Undertakings) of the Facility Agreement with the following:

“(y)	Liens (other than Liens securing this Agreement) existing on the Issue Date.”

4.	CONSENT TIME

To allow for a timely completion of this process we request that the approval of the Consent is provided to the Agent by the Consent Time.

5.	MISCELLANEOUS

(a)	From the Effective Date, except as amended by the terms of this letter, the Facility Agreement will remain in full force and effect and any reference in the Amended Facility Agreement or any other Finance Document to the Facility Agreement or to any provision of the Facility Agreement will be construed as a reference to the Amended Facility Agreement, or that provision in the Amended Facility Agreement.

(b)	From, and including, the Effective Date, the guarantees and indemnities set out in Clause 19 (Guarantee and Indemnity) of the Amended Facility Agreement shall continue to apply in full force and effect with respect to the obligations of each Obligor under the Finance Documents subject only to Clauses 19.11 (Dutch Guarantee Limitation), 19.12 (French Guarantee Limitation), 19.13 (German Guarantee Limitation), 19.14 (Spanish Guarantee Limitation), 19.15 (Republic of Ireland Guarantee Limitation), 19.16 (Belgian Guarantee Limitation), 19.17 (Danish Guarantee Limitation) and 19.18 (Limitation) of the Amended Facility Agreement or otherwise in an Accession Letter.

(c)	With effect from (and including) the Effective Date, the liabilities and obligations arising under the Amended Facility Agreement and the Finance Documents shall form part of (but do not limit) the “Secured Obligations” or “Secured Liabilities”, as the case may be, as defined in the applicable Transaction Security Document to which each Obligor is a party.

(d)	The Transaction Security Documents shall continue in full force and effect and, subject to any limitations specified in such Transaction Security Documents, extend to the liabilities and obligations of the relevant Obligor under the Amended Facility Agreement and the other Finance Documents.

(e)	The amendment of the Facility Agreement pursuant to this letter shall not constitute a novation of the Facility Agreement and the transaction contemplated in this letter and the Amended Facility Agreement does not constitute or howsoever entail a novation of any other Finance Document or any obligation thereunder.

(f)	In consideration for the Consent, the Company shall make the Repeating Representations on the Effective Date by reference to the facts and circumstances existing on that date.

(g)	By signing a Consent Response Form, each Consenting Lender irrevocably authorises the Agent to execute this letter.

(h)	Save as expressly provided herein, nothing in this letter shall be construed as a release, waiver or amendment of any provision of any Finance Document and the Company confirms on behalf of itself and each Obligor that each other Finance Document remains and shall continue in full force and effect.

(i)	The consent of a Lender (a “Transferring Consenting Lender”) to the Consent will bind any Lender that acquires by way of an assignment or transfer (including by way of novation) any of a Transferring Consenting Lender’s rights, obligations and Commitments (a “New Consenting Lender”) after the date on which that Transferring Consenting Lender notifies the Agent in writing of its approval to the Consent, and by signing a Consent Response Form each Transferring Consenting Lender also agrees to procure that any such assignment or transfer is completed on this basis. Such consent and agreement provided by the relevant Transferring Consenting Lender above will remain valid and binding on the New Consenting Lender to the extent of the New Consenting Lender’s ownership of the relevant Commitments and it shall have the same rights in relation thereto as the Transferring Consenting Lender did prior to the assignment or transfer.

(j)	The Consent shall apply only to the matters specifically referred to in this letter and are given in reliance upon any written factual information supplied by us to you being true and accurate in all material respects as at the date it was provided and not being misleading in any material respect. Such Consent shall be without prejudice to any rights which the Finance Parties may now or hereafter have (i) in relation to any other circumstances or matters not specifically referred to herein (whether subsisting at the date hereof or otherwise); or (ii) in relation to any such factual written information being untrue or inaccurate in any material respects that would result in the request being misleading in any material respect, which right shall remain in full force and effect.

(k)	Pursuant to Clause 18.2 (Amendment costs) of the Facility Agreement, the Company shall (or shall procure that an Obligor will), within three Business Days of demand, reimburse (or procure reimbursement of) the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in connection with this Letter.

(l)	By reference to the facts and circumstances existing at the date of this letter, no Default or Event of Default has occurred or is continuing.

(m)	This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

(n)	A person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any of its terms and the consent of any person who is not a party to this letter is not required to rescind or vary this letter at any time.

(o)	This letter and any non-contractual obligations arising out of or in connection with it shall be governed by English law and the provisions of Clause 41 (Enforcement) of the Facility Agreement shall apply, mutatis mutandis, save that references to “this Agreement” shall be construed as references to this letter.

Thank you in advance for your consideration of the above requests.

We request that you please seek approval for the Consent.

[The rest of this page is deliberately left blank]

Yours faithfully,

INTERXION HOLDING N.V.
(the Parent and acting as Obligors’ Agent)

Signature:	/s/ D. Ruberg
Name:	D. Ruberg
Position:	Chief Executive Officer

By its countersignature of this letter, the Agent confirms that the consent from the Majority Lenders to the Consent has been obtained and, from the date of such countersignature, the Consent shall enter into effect.

BARCLAYS BANK PLC
(acting as Agent)

Signature:	/s/ Emma Sherma
Name:	Emma Sherma
Position:	AVP

Date: 11/4/2014

[Signature page to Consent Request Letter]

SCHEDULE 1

CONSENT RESPONSE FORM

To:	BARCLAYS BANK PLC (the “Agent”)

Address:	7th Floor, 5 The North Colonnade, Canary Wharf, London, E14 4BB
Attention:	Head of European Loan Agency
Fax:	+44 (0)20 7773 4893

Dear Sirs,

We refer to:

(a)	the EUR 100,000,000 senior multicurrency revolving facility agreement dated 17 June 2013 between, among others, the Company, ABN Amro Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Banc of America Securities Limited as Arrangers and the Agent (the “Facility Agreement”); and

(b)	the intercreditor agreement dated 3 July 2013 and as amended on 17 December 2013 between, among others, the Company, the Agent as Revolving Agent (as defined therein) and The Bank of New York Mellon, London Branch as Original Senior Secured Notes Trustee (as defined therein) (the “Intercreditor Agreement”).

We also refer to the letter from the Company (the “Consent Request Letter”) dated     April 2014 in which the Company has requested the consent from the Majority Lenders to the Consent set out in (and as defined in) the Consent Request Letter.

Terms defined in the Consent Request Letter shall have the same meaning in this letter unless otherwise specified.

We hereby:

(1)	irrevocably agree to and give our consent to the Consent requested under the Consent Request Letter for all purposes under the Finance Documents;

(2)	conditional only on the Majority Lenders agreeing to the Consent by no later than the Consent Time, authorise and instruct the Agent, as soon as such consent is received (or such later date as the Agent and the Company may agree), to countersign the Consent Request Letter; and

(3)	confirm that this consent and approval shall remain valid and binding on us (and future assignees and transferees) as contemplated by the Consent Request Letter.

Yours sincerely,

For and on behalf of:

Signature:

PrintName:

Date:	2014